July 18, 2024

Harvey Schiller
Chief Executive Officer
Goal Acquisitions Corp.
12600 Hill Country Blvd, Building R, Suite 275
Bee Cave, TX 78738

       Re: Goal Acquisitions Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 9, 2024
           File No. 001-40026
Dear Harvey Schiller:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proxy Statement, page 1

1. We note your disclosure on page 18 that the company's securities have been delisted from The Nasdaq Stock Market LLC. Please provide more prominent disclosure about the delisting and the current trading of the company's securities on the OTC Pink. Please also revise your risk factor disclosure on page 18 to describe the current material impacts of the delisting, such as the current impact on liquidity and your ability to complete a business combination.
Risk Factors, page 15

2. Please add risk factor disclosure regarding the likelihood that you may not be able to complete a business combination with Digital Virgo given their previous notice of the unilateral termination of the business combination and the current related arbitration. Please similarly revise disclosure on page 1 and elsewhere that you disclose
       Digital Virgo's notice of termination. Also disclose the date the arbitration commenced and its current status, the facts alleged to underlie the termination in the context of Item
 July 18, 2024
Page 2

       8.03(d) of the Business Combination Agreement, and if known, the timeline for resolution of the arbitration. Finally, please disclose whether you plan to seek another business combination before the New Termination Date if you are unable to complete the transaction with Digital Virgo as a result of the arbitration or otherwise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Steven Burwell, Esq.